Exhibit 99.1

Alithya reports strong revenue growth and continued margin

improvement in its Fiscal 2020 1st quarter results

Gross margin increased on a sequential basis over the past three quarters as synergies continue to materialize

Q1-2020 Highlights

•	Revenues increased 73.7% to $72.2 million, compared to $41.6 million for the same quarter last year
•	Gross margin increased to 29.3%, from 21.3% for the same quarter last year
•	Adjusted EBITDA increased 71.1% to $3.0 million, from $1.8 million for the same quarter last year
•	Solid financial position with net bank borrowing of only $7.0 million at the end of the first quarter
•	Net cash generated from operating activities increased to $4.2 million, compared to $(1.2) million for the same quarter last year
•	Continued client and geographic diversification
•	Integration of Edgewater Technology progressing ahead of schedule
•	Achieved the 2019/2020 Inner Circle for Microsoft Business Applications
•	Signature of 14 new ERP customers since the last acquisition

MONTREAL, QUEBEC (August 14, 2019) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with 2,000 highly skilled professionals and offering digital business solutions across Canada, the US and Europe, reported today its results for the first quarter of fiscal 2020 ended June 30, 2019. All amounts are in Canadian dollars unless otherwise stated.

Summary of the financial results for the 1st quarter:

Financial Highlights (in thousands of $, except per share information and margins)	F2020-Q1	F2019-Q1

Revenues	72,218	41,574

Gross Margin	21,177	8,856

Gross Margin (%)	29.3%	21.3%

Adjusted EBITDA(1)	3,026	1,770

Adjusted EBITDA margin (%)(1)	4.2%	4.3%

Net loss	(1,547)	(2,196)

(1)	This is a non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A.

“We started the year with solid results as the contribution from the US acquisition continued to improve and to make its mark. After only 8 months since the acquisition, we are seeing continued sequential improvement in operations overall. We are very satisfied with the contribution to our results and the strong platform for growth this provides us in the US,” said Paul Raymond, President and CEO of Alithya.

Overall, revenues increased by 73.7%, primarily due to the contribution from the US acquisition, additional business from new and existing clients and resumed growth with certain larger clients in Canada. We are particularly pleased with the sequential improvement in the gross margin over the past three quarters, from 21.3% in the first quarter last year to 29.3% this year, driven by the strong contribution of our US acquisition and the continued transformation of our business. Furthermore, adjusted EBITDA increased 71.1% year-over-year and should continue to ramp-up as operational synergies continue to materialize.

Going forward, we will continue to focus on our strategic plan of diversifying our business to higher value offerings, leveraging cross-border capabilities to offer additional expertise to our client base, while completing the integration of our US acquisition. We will also focus on enlarging our service offerings and expanding our geographical footprint by seeking strategic and complementary acquisitions,” concluded Paul Raymond.

First Quarter Results

Revenues amounted to $72.2 million up $30.6 million, or 73.7%, from $41.6 million for the same period last year. The US acquisition reported growing revenues compared to the first quarter of last year, in constant currency, and accounted for $32.1 million of the increase. Additional business from new and existing clients and resumed growth with certain larger clients were offset by the timing in the start of certain new contracted projects. However, considering the lower number of billable days, compared to the first quarter of last year, and the unusually high revenues reported in such quarter, overall performance was similar on a year-over-year basis.

Revenues from Canada, the US and Europe represented 54.8%, 40.6% and 4.6% of total revenues in the first quarter of fiscal 2020. For the same period last year, Canada and Europe represented 93.1% and 6.9%, respectively.

Gross margin in the quarter amounted to $21.2 million, up $12.3 million, or 139.1%, from $8.9 million for the same period last year. As a percentage, gross margin increased to 29.3%, from 21.3% for the same period last year, mainly driven by the US acquisition. Gross margin in the US continued to show progression on a year-over-year as well as on a sequential basis when compared to the fourth quarter of last year. This increase was partially offset by margin impacts from the timing in the start of new contracted projects, both in Canada and the US, which conversely had benefitted gross margin in the same quarter last year.

Selling, general and administrative expenses totalled $18.9 million, an increase of $10.8 million, or 134.6%, from $8.1 million for the same period last year. The US acquisition accounted for $9.5 million of the increase. Excluding acquisitions, the increase is mainly due to employee compensation costs of $1.4 million related to a rise in corporate headcount in order to adequately manage the additional duties related to becoming a public company, partially offset by a reduction of occupancy costs of $0.5 million due to the adoption of IFRS 16-Leases. On a sequential basis, when compared to the fourth quarter of last year, SG&A decreased 6.1% to $18.9 million, from $20.2 million. As previously discussed, management targets to continue to decrease administrative expenses related to the US acquisition over the next two quarters.

Adjusted EBITDA amounted to $3.0 million, up $1.2 million, or 71.1%, from $1.8 million for the same period last year. The positive contribution from the US acquisition was partially offset by a combination of non-recurring and recurring expenses related to becoming a public company and expanding the business. The quarter was also impacted favourably by $0.5 million from the adoption of IFRS 16-Leases. Adjusted EBITDA Margin stood at 4.2%, compared to 4.3% for the same period last year.

Net loss was $1.5 million, or $0.03 per share, an improvement of $0.7 million, from a loss of $2.2 million, or $0.06 per share for the same period last year. In addition to the above-mentioned factors, this improvement was due to decreased business acquisition and integration costs, severance, and share-based compensation, which was partially offset by increased amortization of intangibles and depreciation of property and equipment.

Net cash from operating activities was $4.2 million as at June 30, 2019, representing an increase of $5.4 million, from $1.2 million of cash used for the same quarter last year.

Net bank borrowing reached $7.0 million for the quarter ended June 30, 2019, from $8.7 million at the end of the fourth quarter of 2019, a decrease of $1.7 million.

Alithya Achieves the 2019/2020 Inner Circle for Microsoft Business Applications

Alithya achieved the prestigious 2019/2020 Inner Circle for Microsoft Business Applications for the 14th year in a row. Membership in this elite group is based on sales achievements that rank Alithya in the top echelon of Microsoft’s Business Applications global network of partners. Inner Circle members have performed to a high standard of excellence by delivering valuable solutions that help organizations achieve increased success. Alithya 2019 honours include finalist for: Microsoft Dynamics 365 for Finance and Operations Partner of the Year and for two Canadian IMPACT Awards; Application Innovation Award - Manufacturing, and the Business Applications Innovation Award - Finance & Operations.

Outlook

Alithya has adopted a 3-5-year strategic plan which sets as a goal to become a North American digital transformation leader, with the ambition of doubling the company’s size during this period. According to this plan, Alithya’s consolidated scale and scope should allow the company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya’s specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.

More specifically, the company has established a three-fold plan focusing on:

•	Increasing scale through organic growth and complementary acquisitions
•	Achieving best-in-class employee engagement
•	Providing our investors, partners and stakeholders with long-term growing return on investment

It is the practice of Alithya not to provide specific guidance regarding the Company’s future short-term financial performance. Generally speaking, the assumptions supporting certain operational objectives disclosed in previous quarters, namely revenues in the range of $300 million to $320 million and adjusted EBITDA in the range of $22 million to $24 million, on a run rate and pro forma basis, by the third quarter of fiscal 2020, have not materially changed, in the context of the Company’s 3-5-year strategic plan. However, Alithya will not be specifically commenting on such objectives, in future quarters, in order to comply with such practice.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5-year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter and the year ended March 31, 2019 for further details.

Conference call

Alithya will hold a conference call to discuss these results on August 14, 2019, at 9:00 AM Eastern Time. Interested parties can join the call by dialling 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Parties unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 5469845. This recording will be available on Wednesday, August 14, 2019 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time on Wednesday, August 21, 2019.

About Alithya Group

Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on 2,000 professionals in Canada, the US and Europe. Alithya’s integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the Financial Services, Manufacturing, Energy, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to Alithya.com.

Source:

Gladys Caron

Vice President, Communications and Investor Relations

514 285-5552 # 2891

514 506-0654

gladys.caron@alithya.com

Note to readers: Management’s Discussion and Analysis, the condensed interim consolidated financial statements and notes thereto for the first quarter ended June 30, 2019 are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of the condensed interim consolidated financial statements free of charge.

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